GreenLight Biosciences Holdings, PBC

200 Boston Avenue

Medford, Massachusetts 02155

February 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GreenLight Biosciences Holdings, PBC

   Registration Statement on Form S-1

   File No. 333-262574

   Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GreenLight Biosciences Holdings, PBC hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-262574) so that it may become effective at 4:00 p.m. Eastern time on February 14, 2022, or as soon thereafter as practicable.

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Very truly yours,

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

By:	/s/ Andrey Zarur
Name: Andrey Zarur, Ph.D.
Title: President and Chief Executive Officer